Filed by TAL International Group, Inc.

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: TAL International Group, Inc.

Commission File No. 001-32638

Date: November 19, 2015

Investor Presentation November 2015

Disclaimer Forward-Looking Statements Certain statements included in this presentation by Triton Container International (“Triton”) and TAL International Group, Inc. (“TAL International”) are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “may”, “should”, “would”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “seem”, “seek”, “continue”, “future”, “will”, “expect”, “outlook” or other similar words, phrases or expressions. These forward-looking statements include statements regarding our industry, future events, the proposed transaction between Triton and TAL International, the estimated or anticipated future results of Triton and TAL International following the transaction, the anticipated benefits of the transaction, including estimated synergies, the likelihood and ability of the parties to successfully close the proposed transaction, future opportunities for the combined company, and other statements that are not historical facts. These statements are based on the current expectations of Triton and TAL International management and are not predictions of actual performance. These statements are subject to a number of risks and uncertainties regarding Triton’s and TAL International’s respective businesses and the transaction, and actual results may differ materially. These risks and uncertainties include, but are not limited to, changes in the business environment in which Triton and TAL International operate, including inflation and interest rates, and general financial, economic, regulatory and political conditions affecting the industry in which Triton and TAL International operate; changes in taxes, governmental laws, and regulations; competitive product and pricing activity; difficulties of managing growth profitably; the loss of one or more members of Triton's or TAL International’s management team; the ability of the parties to successfully close the proposed transaction, including the risk that the required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the transaction; failure to realize the anticipated benefits of the transaction, including as a result of a delay in completing the transaction or a delay or difficulty in integrating the businesses of Triton and TAL International; and uncertainty as to the long-term value of Triton International Limited (“Triton International”) common shares; the expected amount and timing of cost savings and operating synergies; failure to receive the approval of the stockholders of Triton and TAL International for the transaction, and those discussed in TAL International’s Annual Report on Form 10-K for the year ended December 31, 2014 under the heading “Risk Factors,” as updated from time to time by TAL International’s Quarterly Reports on Form 10-Q and other documents of TAL International on file with the Securities and Exchange Commission ("SEC“ or in the registration statement on Form S-4 that will be filed with the SEC by Triton International). There may be additional risks that neither Triton nor TAL International presently know or that Triton and TAL International currently believe are immaterial which could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements provide Triton’s and TAL International’s expectations, plans or forecasts of future events and views as of the date of this presentation. Triton and TAL International anticipate that subsequent events and developments will cause TAL International’s assessments to change. However, while Triton and TAL International may elect to update these forward-looking statements at some point in the future, Triton and TAL International specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Triton’s and TAL International’s assessments as of any date subsequent to the date of this presentation. No Offer or Solicitation This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer t o buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Additional Information This communication is not a solicitation of a proxy from any stockholder of TAL International. In connection with the proposed transaction, Triton International will file with the SEC a registration statement on Form S-4 that will constitute a prospectus of Triton International and include a proxy statement of TAL International. TAL International will mail the proxy statement/prospectus to stockholders. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain the proxy statement/prospectus, as well as other filings containing information about TAL International free of charge, at the website maintained by the SEC at www.sec.gov. Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, free of charge, by directing a request to TAL International Group, 100 Manhattanville Road, Purchase, New York 10577, Attention: Secretary. The respective directors and executive officers of Triton, TAL International and Triton International Limited and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding TAL International directors and executive officers is available in its proxy statement filed with the SEC on March 19, 2015. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and their respective interests will be included in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. 2

Table of Contents 1) Introduction and Market Overview 2) Transaction Overview 3) TAL Business Overview 4) Transaction Appendix 5) Other TAL Information 3

Introduction and Market Overview 4

Overview of TAL International Group, Inc. One of the world’s oldest and largest intermodal container leasing companies Founded in 1963, stand-alone public company since 2005 Manage over 2.4 million TEU(1) of containers (12% global leasing share) Outstanding track record of growth and profitability supported by: Attractive market characteristics Significant scale and capability advantages  Current market environment challenging Low container prices and low lease rates compressing TAL’s margins Leasing demand in 2015 weaker than expected TAL’s profitability and returns solid, but under pressure TAL recently announced an all-stock merger with Triton Container International Limited Creates world’s largest and most efficient container lessor Expected to be accretive to net income per share by 30% when savings fully realized (1) Twenty Foot Equivalent Unit (or TEU) is the standard measure by which containers are referred by. 5

Triton Overview (1) Excludes losses on interest rate swaps, write-off of deferred financing fees and long-term compensation related to 2011 acquisition (2) Subject to completion of quarterly reviews by Triton’s external auditors 6 Key Statistics TEU Count 2.4 million Total Assets $4.8 billion Total Employees 188 Number of Countries 13 Average Age of Fleet 6.1 years Business Overview Extensive history in container leasing and fleet management Founded in 1980 Achieved industry position primarily through organic growth Strong focus on operating capabilities to target high-value MLA opportunities Heavy emphasis on container quality Proficient in accessing debt capital markets Primarily financed with long-term, fixed-rate private placement debt Maintains broad access to bank debt and ABS financing Since 2011, majority owned by Warburg Pincus and Vestar Capital Partners Key Financials $ in million 2013A 2014A LTM 9/30/15(2) Leasing Revenue $699 $705 $716 Adj. Pre-Tax Income (1) $193 $188 $176 Adj. Net Income (1) $187 $181 $170

Combination of Triton and TAL Creates Worlds Largest Container Fleet $ in millions Triton $10,000 TAL International Other 13% 8,000 Pro Forma Triton International 25% n 4% Dong Fang 4% CAI 6% 6,000 $4,126 4,000 Seacube 7% 2,000 Textainer 18% Florens 11% 0 TAL International Triton Combined Seaco Dry Refrigerated Specials/Other(3) (1) Source: Drewry Leasing Industry Report 2015/16; note that these shares do not account for containers owned by shipping lines (2) Net book value of owned equipment as of September 30, 2015; does not include anticipated effects of purchase accounting (3) Includes tanks and chassis 7 $8,677 $4,551 Combined Fleet (2) Container TEUs (1)

Attractive Long-Term Growth in Containerized Trade Container Lifting (TEU in Millions) Global GDP and Containerization Trade Growth 800 20% 700 15% 600 500 10% 400 3.4% 5% 300 200 0% 100 -5% GDP Growth 0 Trade Growth -10% Source: Clarkson’s Container Intelligence Monthly, September 2015; World Bank, June 2015; Alphaliner, October 2015. 8 Container Lifting (TEU MM) 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015E Percent Change 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015E 2.8%

Container Supply and Demand Balance Adjusts Quickly 170 5.0 Leasing Shipping 160 4.0 150 140 3.0 130 2.0 120 110 1.0 100 90 0.0 2008 2009 2010 2011 2012 2013 2014 2015E 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 E Index 100 = 2008 Source: Drewry Annual Report 2015/16 (includes leasing and shipping owners but excludes “other transport owners”). YTD data from internal sources. Sources: Total Trade: Alphaliner Monthly Monitor (October 2015) Vessel Capacity: Clarkson's Container Intelligence Monthly (September 2015) Container Fleet: Drewry Annual Container Census (2015/2016 issue) & TAL Note: 2006-2011 production totals on a calendar year basis, 2012-2015 totals are adjusted to reflect November and December pre-buying for following calendar year estimates 9 TEU (in Millions) Leasing % 39.1% 41.1% 43.0% 68.5% 61.3% 49.5% 61.6% 58.7% 61.0% 46.0% Vessel Capacity Total Trade Container Fleet (excl. Other)

TAL Financial Performance Leasing Revenue and Revenue Earning Assets $4,500 $600 $4,000 $200 $3,500 $500 $3,000 $400 $2,500 $300 $2,000 $1,500 $200 $1,000 $100 $500 $0 $0 Note: Adjusted ROTE based on Adjusted equity = Stockholder's Equity plus Deferred taxes plus/minus Net Swap liability (asset) minus Goodwill 10 Leasing Revenue ($ in MM) 2006 2007 2008 2009 2010 2011 2012 2013 2014 LTM 09/2015 Revenue Earning Assets ($ in MM) Adjusted Pre-Tax Income ($ in MM) 2006 2007 2008 2009 2010 2011 2012 2013 2014 LTM 09/2015 Adjusted ROTE Leasing RevenueRevenue Earning Assets (Avg) Adjusted Pre-tax Income and Return on Tangible Equity $25030.0% 25.0% 20.0% $150 15.0% $100 10.0% $50 5.0% $00.0% Gain on Sale & Trading MarginLeasing Margin Adjusted Pre-tax ROTE

Current Market Environment Challenging Leasing companies facing heavy pricing pressure  Market leasing rates well below portfolio averages  New container prices reaching new lows due to drop in steel prices Widely available low-cost financing fueling aggressive competition Used container sale prices down approximately 20% from last year Leasing demand in 2015 has been weaker than expected Global trade growth below expectations, Asia to Europe especially weak Pick-up activity was very slow in what is typically the peak demand season Off-hire volumes higher than expected Expect container supply and demand balance to improve in 2016; pricing pressures will continue Limited new container production in 2nd half 2015 to bring container supply down New container prices and interest rates remain low Expect profitability and cash flows to remain solid but under pressure 11

Transaction Overview TAL and Triton announced on November 9, 2015 that they have entered into a definitive agreement under which the companies will combine in an all-stock merger of equals transaction. 12

Strategic Combination Creates Substantial Shareholder Value Strategic combination of two high quality franchises establishes world’s largest container leasing company Nearly five million TEU Revenue earning assets of $8.7 billion Highly accretive transaction creates industry cost leader with enhanced profitability ~30% accretion to net income per share for current shareholders of TAL International $40 million in annual pre-tax SG&A synergies expected to be fully implemented by end of 2016 Integration planning well underway Ideal strategic fit Likeminded operational and commercial philosophies and shared commitment to service and quality Highly complementary regional and product line strengths Enhanced container supply capabilities and customer service platform Strong balance sheet and cash flows All stock transaction with no incremental debt required to close transaction Existing debt facilities remain largely in place with undrawn availability Maintaining TAL International annual dividend of $1.80 per share Increased share repurchase program Plans to implement increased share repurchase plan of up to $250 million following the close of the transaction Supplants TAL International’s recently announced $150 million buyback program 13

Transaction Summary

Structure and Exchange Ratio	■ Stock-for-stock merger of equals ■ No incremental debt ■ TAL International shareholders receive one Triton International Limited share for each existing share ■ Ownership: Triton shareholders 55% / TAL International shareholders 45% ■ TAL International shareholders receive special dividend of $0.54 per share at closing
Name/Listing/Locations	■ Company name: Triton International Limited ■ Listing: NYSE ■ Domicile: Bermuda ■ Will continue to have significant operating subsidiaries worldwide
Senior Management	■ Brian Sondey to be CEO (~20 years industry experience) ■ Simon Vernon to be President (~30 years industry experience) ■ John Burns to be CFO (~20 years industry experience)

Governance	■ 9 member Board of Directors, including:
	  ■ 3 directors from Triton's existing Board and 1 additional director to be identified by Triton
	  ■ 4 directors from TAL International's existing Board
	  ■ 1 new independent director to be identified after conducting an external search
	■ Of the 9, 2 will be appointed by Warburg Pincus and 1 will be appointed by Vestar Capital Partners, subject to step downs based on ownership

Conditions/Timing	■ TAL International shareholder vote ■ Triton shareholder vote (voting commitments already obtained at signing) ■ Regulatory approvals and other customary closing conditions ■ Expected closing during the first half of 2016

14

Substantial Synergies Will Lead to Cost Leadership $40 million in projected annual cost savings by combining systems rationalizing global infrastructure and Cost Comparison to Selected Peers: SG&A as % of Leasing Revenue (1) 13% 12% 11% 10% 9% 8% 7% 6% 5% 4% 3% CAI Triton TAL International Textainer Pro Forma Triton + TAL International (1) Based on LTM 9/30/15 financials 15

Increased Scale and Financial Strength (1) LTM applies only to income statement metrics (2) Subject to completion of quarterly reviews by Triton’s external auditors (3) Does not include anticipated effects of purchase accounting (4) Includes principal payments from finance leases 16 (in millions) LTM as of 9/30/2015(1) Triton(2) TAL International Combined(3) Leasing Revenue $716 $608 $1,324 Adjusted EBITDA (4) $634 $568 $1,202 Adjusted Pre-Tax Income $176 $167 $343 Adjusted Net Income $170 $109 $279 Revenue Earning Assets $4,551 $4,126 $8,677 Net Debt $3,213 $3,137 $6,350 TEU 2.4 2.4 4.8 CEU 3.1 3.0 6.1 Average Age of Fleet 6.1 years 6.7 years 6.4 years

Strong Balance Sheet No incremental debt to close transaction  Existing Triton and TAL International debt facilities largely expected to remain in place at closing  Protected against increases in interest rates due to high percentage of fixed rate debt  (1) Calculated pursuant to TAL International credit agreements (2) Subject to completion of quarterly reviews by Triton’s external auditors (3) Does not include anticipated effects of purchase accounting 17 ($ in Millions) LTM as of 9/30/2015 Triton(2) TAL International Combined (3) Total Debt $3,292 $3,222 $6,514 Revenue Earnings Assets 4,551 4,126 8,677 Credit Statistics Total Debt/Revenue Earnings Assets 70.6% 76.0% 73.0% EBIT/Interest Expense (1) 2.4x 2.7x 2.5x

Structure Provides GAAP Tax and Valuation Benefits Over Time Effective GAAP tax rate to decline over time Minimal projected impact on cash taxes   18

Conclusion Merger creates world’s largest and most efficient container leasing company Strategic combination of two industry leading franchises  The Right Transaction…  establishes best-in-class organization Highly complementary product line and regional strengths Shared commitment to operational excellence and investment discipline   With the Right Partners… Transformational combination to address current market challenges New company ideally positioned when market recovers  At the Right Time…  19 Creates industry leader well-positioned to deliver substantial shareholder value

TAL Business Overview 20

Diversified Container Fleet and High Quality Lease Portfolio Container Fleet Lease Portfolio – September 2015 % of Revenue 66% TAL Position 3 100% 90% 80% 70% 20% 4 60% 50% 40% 7% 1 30% 20% 10% 0% 3% 5 CEU Finance lease NBV Short-term ** Long Term Lease 3% 4 ** Includes expired long-term leases 21 Average remaining duration of long-term & finance leases was approximately 42 months as of September 30, 2015 Tanks Chassis Refrigerated Specials 26.3% 22.9% 71.4% 65.5% 8.2% 5.7% Drys

• TAL's extensive infrastructure provides customers with valuable global operating flexibility ., •. •• .... = .• ..• •..J... • -I..,_c1¥ • •• .•...•• • •• • • I .• •••• • • ••II • t.lt • • • • • •• ""-"" •-• • • ••• •• ••• •• • • •• • *Headquarters • Third Party Depots • Offices Extensive Global Operating Infrastructure

Deep, Long-Standing Customer Relationships TAL’s top customers have leased containers from us for an average of more than 30 years  23 TAL’s customers include all of the top 25 global shipping lines

Tight Logistics Management



Dry Containers
Off-hire Units by Area
10%
9%
8%
7%
6%
5%
4%
3%
2%
1%
0%
2007-Q1
2007-Q2
2007-Q3
2007-Q4
2008-Q1
2008-Q2
2008-Q3
2008-Q4
2009-Q1
2009-Q2
2009-Q3
2009-Q4
2010-Q1
2010-Q2
2010-Q3
2010-Q4
2011-Q1
2011-Q2
2011-Q3
2011-Q4
2012-Q1
2012-Q2
2012-Q3
2012-Q4
2013-Q1
2013-Q2
2013-Q3
2013-Q4
2014-Q1
2014-Q2
2014-Q3
2014-Q4
2015-Q1
2015-Q2
2015-Q3
Asia
NASA
Europe

Note: Excludes factory units and units held for sale



Refrigerated Containers
Off-hire units by Area
10%
9%
8%
7%
6%
5%
4%
3%
2%
1%
0%
2007-Q1
2007-Q2
2007-Q3
2007-Q4
2008-Q1
2008-Q2
2008-Q3
2008-Q4
2009-Q1
2009-Q2
2009-Q3
2009-Q4
2010-Q1
2010-Q2
2010-Q3
2010-Q4
2011-Q1
2011-Q2
2011-Q3
2011-Q4
2012-Q1
2012-Q2
2012-Q3
2012-Q4
2013-Q1
2013-Q2
2013-Q3
2013-Q4
2014-Q1
2014-Q2
2014-Q3
2014-Q4
2015-Q1
2015-Q2
2015-Q3
Demand A
Demand B
Other

Demand A: includes 5 main demand ports in North Europe & Asia
Demand B: includes 3 demand ports in South America

24

Strong Utilization vs. Peers and Over Life of Containers TAL Container Utilization vs. Public Peers TAL Vintage Year Utilization as of 9/30/2015 100% 100% 90% 98% 80% 96% 94% 70% 92% 60% 50% 90% 40% 88% 30% 86% 84% 20% 82% 10% 0% 80% 1 2 3 4 5 6 7 8 9 1011121314 1516 Container age in years Dry Containers Refrigerated Containers - 40HR Note: Excludes factory units and units held for sale ; TAL and TEX in CEU; CAI in CEU starting 1Q 2013. Utilization data is an average for the period. Note: Average sale age is based on 2011-2015 disposal data excluding SLB units 25 Q1 '07 Q2 '07 Q3 '07 Q4 '07 Q1 '08 Q2 '08 Q3 '08 Q4 '08 Q1 '09 Q2 '09 Q3 '09 Q4 '09 Q1 '10 Q2 '10 Q3 '10 Q4 '10 Q1 '11 Q2 '11 Q3 '11 Q4 '11 Q1 '12 Q2 '12 Q3 '12 Q4 '12 Q1 '13 Q2 '13 Q3 '13 Q4 '13 Q1 '14 Q2 '14 Q3 '14 Q4 '14 Q1 '15 Q2 '15 Q3 '15 TALTEXCAI Average Sale Reefers Average Sale Drys

Weak Steel Prices and Low Interest Rates Creating Pricing Pressure Drop in Container Prices (1) Shrinking Cost of Financing (2) 200720082009201020112012201320142015 Sources: (1) TAL International; Platts Steel Industry (2) TAL International; St. Louis Federal Reserve (FRED) 26 Container Prices Steel Price 8.0% 7.0% 6.0% 5.0% 4.0% 3.0% 2.0% 1.0% 0.0% 5 Year Swap RateYield on TAL ABS (fixed rate equiv.) $3,000$900 $2,500$800 $700 $2,000 $600 $1,500 $500 $1,000 $400 $500$300 $0$200 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 Average 20DC New Build PriceAverage HRC PriceYTD

Key Operating Metrics

Trended Overall Utilization (CEU)


100%
90%
80%
70%
Q1 '07
Q3 '07
Q1 '08
Q3 '08
Q1 '09
Q3 '09
Q1 '10
Q3 '10
Q1 '11
Q3 '11
Q1 '12
Q3 '12
Q1 '13
Q3 '13
Q1 '14
Q3 '14
Q1 '15
Q3 '15

Overall Lease Rate Index (CEU) (1)


Per Diem Rate Index
10%
8%
6%
4%
2%
0%
-2%
-4%
-6%
-8%
-10%
Q1 '07
Q3 '07
Q1 '08
Q3 '08
Q1 '09
Q3 '09
Q1 '10
Q3 '10
Q1 '11
Q3 '11
Q1 '12
Q3 '12
Q1 '13
Q3 '13
Q1 '14
Q3 '14
Q1 '15
Q3 '15

Dry Container Pick-Up / Drop-off Activity (1)


80,000
60,000
40,000
20,000
0
(20,000)
(40,000)
Q1 '07
Q3 '07
Q1 '08
Q3 '08
Q1 '09
Q3 '09
Q1 '10
Q3 '10
Q1 '11
Q3 '11
Q1 '12
Q3 '12
Q1 '13
Q3 '13
Q1 '14
Q3 '14
Q1 '15
Q3 '15

(1) Excludes impact of sale-leaseback transactions

Used Dry Container Sales Index (2)


Sales Price Index
140%
100%
60%
20%
-20%
Q1 '07
Q3 '07
Q1 '08
Q3 '08
Q1 '09
Q3 '09
Q1 '10
Q3 '10
Q1 '11
Q3 '11
Q1 '12
Q3 '12
Q1 '13
Q3 '13
Q1 '14
Q3 '14
Q1 '15
Q3 '15

(2) Excludes Sales of New Equipment

20' Price Index — 40' Price Index

27

Financial Performance Remains Solid, but Margins Under Pressure Leasing Revenue and Revenue Earning Assets Adjusted Pretax Income and Return on Tangible Equity $160 $4,500 $60 35.0% $4,000 $140 30.0% $50 $3,500 $120 25.0% $3,000 $40 $100 20.0% $2,500 $80 $30 $2,000 15.0% $60 $1,500 $20 10.0% $40 $1,000 $10 5.0% $20 $500 $0 $0 $0 0.0% Gain on Sale & Trading Margin Adjusted Pre-tax ROTE Leasing Margin Leasing Margin ROTE Leasing Revenue Revenue Earning Assets (Avg) Note: Adjusted ROTE based on Adjusted equity = Stockholder's Equity plus Deferred taxes plus/minus Net Swap liability (asset) minus Goodwill 28 Leasing Revenue ($ in MM) Q1 '08 Q3 '08 Q1 '09 Q3 '09 Q1 '10 Q3 '10 Q1 '11 Q3 '11 Q1 '12 Q3 '12 Q1 '13 Q3 '13 Q1 '14 Q3 '14 Q1 '15 Q3 '15 Revenue Earning Assets ($ in MM) Adjusted Pre-Tax Income ($ in MM) Q1 '08 Q3 '08 Q1 '09 Q3 '09 Q1 '10 Q3 '10 Q1 '11 Q3 '11 Q1 '12 Q3 '12 Q1 '13 Q3 '13 Q1 '14 Q3 '14 Q1 '15 Q3 '15 Adjusted ROTE

Strong Equity Cash Flow Normalized EBITDA Principal Payments on F/L NBV of Container Disposals Major Cash In Flows 524,238 43,389 143,713 711,340 Interest Expense 117,385 Cash Flow Before Capex Replacement Capex * Steady-state Cash Flow 593,955 426,733 167,222 Target Asset Growth Rate Growth Capex Debt Financing to Maintain 75% Average Leverage Rate Equity Required to Support Growth 5.0% 201,368 151,026 7.5% 302,052 226,539 10.0% 402,736 302,052 50,342 75,513 100,684 Distributable Equity Cash Flow 116,880 91,709 66,538 29 Per Share$3.54$2.78$2.02 Per Share$5.07 LTM @ 9/30/2015

Cash Taxes Projected to be Minimal Under a Wide Range of Scenarios (Constant 17.5% Pretax ROE) 2018 2022 2022 2026 2026 2030 2030 2034 500,000 2010 2014 2018 2022 2022 2026 2030 2034 Actual and Projected GAAP Taxes Actual and Projected Cash Taxes These hypothetical scenarios are designed to show the difference between GAAP tax provisions and cash taxes paid. They are not intended to be projections or guarantees of future asset and profitability growth levels. 30 3% Asset Growth (Constant 12.5% Pretax ROE) 400,000 300,000 200,000 100,000 - 2006 2010 2014 2018 NPV Avg. cash tax rate 2015 - 2035: 3% 5% Asset Growth 500,000 (Constant 15.0% Pretax ROE) 400,000 300,000 200,000 100,000 - 2006 2026 2030 2034 NPV Avg. cash tax rate 2015 - 2035: 2% 7.5% Asset Growth 500,000 400,000 300,000 200,000 100,000 - 2006 2010 2014 2034 NPV Avg. cash tax rate 2015 - 2035:1% 10% Asset Growth (Constant 20.0% Pretax ROE) 500,000 400,000 300,000 200,000 100,000 - 2006 2010 2014 2018 NPV Avg. cash tax rate 2015 - 2035: 0%

TAL Trades at a Large Cash Earnings Discount vs. Main Public Peer Price to Forward GAAP EPS Price to Forward “Cash” EPS Note: Next Twelve Month GAAP EPS from FactSet. Charts as of 11/04/2015. Forward GAAP EPS translated by TAL into Forward “Cash” EPS based on the following assumptions (1) TAL EPS is grossed up for an expected 35.5% difference between TAL’s GAAP and cash tax rates (2) TGH is grossed up for an assumed 5.5% difference between TGH’s expected GAAP and cash tax rates 31 1-Jan-08 1-Apr-08 1-Jul-08 1-Oct-08 1-Jan-09 1-Apr-09 1-Jul-09 1-Oct-09 1-Jan-10 1-Apr-10 1-Jul-10 1-Oct-10 1-Jan-11 1-Apr-11 1-Jul-11 1-Oct-11 1-Jan-12 1-Apr-12 1-Jul-12 1-Oct-12 1-Jan-13 1-Apr-13 1-Jul-13 1-Oct-13 1-Jan-14 1-Apr-14 1-Jul-14 1-Oct-14 1-Jan-15 1-Apr-15 1-Jul-15 1-Oct-15 1-Jan-08 1-Apr-08 1-Jul-08 1-Oct-08 1-Jan-09 1-Apr-09 1-Jul-09 1-Oct-09 1-Jan-10 1-Apr-10 1-Jul-10 1-Oct-10 1-Jan-11 1-Apr-11 1-Jul-11 1-Oct-11 1-Jan-12 1-Apr-12 1-Jul-12 1-Oct-12 1-Jan-13 1-Apr-13 1-Jul-13 1-Oct-13 1-Jan-14 1-Apr-14 1-Jul-14 1-Oct-14 1-Jan-15 1-Apr-15 1-Jul-15 1-Oct-15 18.00x 16.00x 14.00x 12.00x 10.00x 8.00x 6.00x 4.00x 2.00x 0.00x TAL Price to Cash Adjusted NTM EPS (1) TGH Price to Cash Adjusted NTM EPS (2) Source: FactSet 18.00x 16.00x 14.00x 12.00x 10.00x 8.00x 6.00x 4.00x 2.00x 0.00x TAL Price to NTM EPS TGH Price to NTM EPS Source: FactSet

Transaction Appendix 32

Purchase Accounting Overview Purchase accounting only impacts the new holding company; no impact to financing entities or structures Balance Sheet  Reduction to the carrying value of certain revenue earning assets Lease intangible asset capitalizes above market lease rates on existing leases   Income Statement  Depreciation reduced prospectively due to lower carrying value of revenue earning assets  Overall depreciation policies for Triton and TAL International are closely aligned, and will be harmonized at closing  Lease intangible will be amortized over remaining life of leases Impact on projected net income expected to be slightly negative in 2016, neutral in 2017 and increasingly positive thereafter   Cash Flow  No impact  33

Example Accretion Calculation Based On LTM Adjusted Financials (1) Subject to completion of quarterly reviews by Triton’s external auditors 34 ($ in millions, except per share info) LTM as of 9/30/15 Adjusted net income Triton(1) TAL International Runrate Synergies Anticipated GAAP Tax Reductions Combined $169.7 $108.5 $34.0 $16.7 $328.9 per share $3.26 $4.45 % accretion 36%

Other TAL Information 35

Vintage Year Analysis of TAL Lease Portfolio as of September 30, 2015 400,000 150% 140% 130% 120% 110% 100% 90% 80% 70% 60% 50% 40% 30% 20% 10% 0% 350,000 300,000 250,000 200,000 150,000 100,000 50,000 0 2014 2013 2012 2011 2010 2009 & 2007 2008 2006 2005 2004 2003 2002 2001 2000 1999 1998 & Older Finance Lease Term Lease Service & Expired LTL Avg. Per Diem By Vintage Year Average remaining months on long-term & finance leases by vintage as of September 30, 2015 1) Per Diem are in MCEU "Market Cost Equivalent Unit" reflects an adjustment to CEU levels to reflect current refrigerant and tank prices. 2) Current benchmark represents approximate current market lease rates on a MCEU basis based on TAL existing fleet mix. 3) *2008 & 2009 combined due to a lack of significant investment in 2009 36 MCEU Lease Rate Index 59583139443629301825161050484241 Fleet Avg. Per Diem Current Market Per Diem

Strong Coverage vs. TAL's Primary Financial Covenants

Cash Interest Coverage



3.0x
2.5x
2.0x
1.5x
1.10
1.0x
0.5x
0.0x
Q1 '08 Q2 '08 Q3 '08 Q4 '08 Q1 '09 Q2 '09 Q3 '09 Q4 '09 Q1 '10 Q2 '10 Q3 '10 Q4 '10 Q1 '11 Q2 '11 Q3 '11 Q4 '11 Q1 '12 Q2 '12 Q3 '12 Q4 '12 Q1 '13 Q2 '13 Q3 '13 Q4 '13 Q1 '14 Q2 '14 Q3 '14 Q4 '14 Q1 '15 Q2 '15 Q3 '15
Cash Int. Coverage
Min. Test

Funded Debt to Tangible Net Worth (TNW)



5.0x
4.75
4.5x
4.0x
3.5x
3.0x
2.5x
2.0x
1.5x
1.0x
0.5x
0.0x
Q1 '08 Q2 '08 Q3 '08 Q4 '08 Q1 '09 Q2 '09 Q3 '09 Q4 '09 Q1 '10 Q2 '10 Q3 '10 Q4 '10 Q1 '11 Q2 '11 Q3 '11 Q4 '11 Q1 '12 Q2 '12 Q3 '12 Q4 '12 Q1 '13 Q2 '13 Q3 '13 Q4 '13 Q1 '14 Q2 '14 Q3 '14 Q4 '14 Q1 '15 Q2 '15 Q3 '15
Debt/Net Worth
Max. Test

Minimum Tangible Net Worth (TNW)



Millions, USD
Net Worth (Millions)
1,200
1,000
800
600
400
200
-
Q1 '08 Q2 '08 Q3 '08 Q4 '08 Q1 '09 Q2 '09 Q3 '09 Q4 '09 Q1 '10 Q2 '10 Q3 '10 Q4 '10 Q1 '11 Q2 '11 Q3 '11 Q4 '11 Q1 '12 Q2 '12 Q3 '12 Q4 '12 Q1 '13 Q2 '13 Q3 '13 Q4 '13 Q1 '14 Q2 '14 Q3 '14 Q4 '14 Q1 '15 Q2 '15 Q3 '15
Actual Tangible Net Worth
Required Net Worth

- Net Worth for both the Minimum Tangible Net Worth and Funded Debt to Net Worth calculations is defined as "tangible assets less debt."
  - This TNW definition effectively captures cash earnings or pre-tax income less any dividend.

37

TAL Depreciation Policy Conservative Relative to Peers Depreciation as a Percent of Depreciation Policy Comparison Revenue Earning Assets TAL TEX CAI 9% Useful Lives (Years) Residual Values ($) Useful Lives (Years) Residual Values ($) Useful Lives (Years) Residual Values ($) 8% Dry containers 20 foot 40 foot 40 foot high cube 7% 13 13 13 1,000 1,200 1,400 13 13 13 1,050 1,300 1,450(B) 13 13 13 1,050 1,300 1,650 6% 5% Refrigerated containers 20 foot 40 foot high cube 12 12 2,500 3,500 (A) 12 (A) 4,500 12 12 2,750 3,500 4% (A) (B) Figures not disclosed Reduced from $1,650 to $1,450, effective as of July 1, 2015 3% Note: TEX Depreciation adjusted to reclassify impairments on containers identified for sale to gain on sale. REA excludes investment in finance leases. 38 Q1 '08 Q2 '08 Q3 '08 Q4 '08 Q1 '09 Q2 '09 Q3 '09 Q4 '09 Q1 '10 Q2 '10 Q3 '10 Q4 '10 Q1 '11 Q2 '11 Q3 '11 Q4 '11 Q1 '12 Q2 '12 Q3 '12 Q4 '12 Q1 '13 Q2 '13 Q3 '13 Q4 '13 Q1 '14 Q2 '14 Q3 '14 Q4 '14 Q1 '15 Q2 '15 Q3 '15 TALTEXCAI

TAL EBITDA Reconciliation

	Quarter Ended,					Quarter Ended,					Quarter Ended,					Quarter Ended,		
	Q1 2012	Q2 2012	Q3 2012	Q4 2012	2012	Q1 2013	Q2 2013	Q3 2013	Q4 2013	2013	Q1 2014	Q2 2014	Q3 2014	Q4 2014	2014	Q1 2015	Q2 2015	Q3 2015
Net income	**$32,927**	**$29,297**	**$31,153**	**$36,755**	**$130,132**	**$37,520**	**$37,876**	**$34,661**	**$33,109**	**$143,166**	**$30,011**	**$29,362**	**$32,617**	**$32,055**	**$124,045**	**$25,757**	**$26,670**	**$22,511**
Add (subtract):																		
Income tax expense	18,043	15,906	17,220	19,563	70,732	20,373	20,756	18,820	17,750	77,699	15,990	15,201	17,343	16,927	65,461	14,059	14,557	12,287
(Gain) on debt extinguishment	-	-	-	-	-	-	-	-	-	-					-			
Write-off of deferred financing costs					-		2,578	-	1,422	4,000	1,170	3,729	173	120	5,192	-		895
Net (gain) loss on interest rate swaps	(2,972)	6,728	1,286	(2,573)	2,469	(3,152)	(5,268)	295	(822)	(8,947)	373	582	(545)	370	780	716	(364)	662
Adjusted Pre-tax income	**47,998**	**51,931**	**49,659**	**53,745**	**203,333**	**54,741**	**55,942**	**53,776**	**51,459**	**215,918**	**47,544**	**48,874**	**49,588**	**49,472**	**195,478**	**40,532**	**40,863**	**36,355**
Adjusted Pre-tax EPS	*$1.43*	*$1.54*	*$1.48*	*$1.60*	*$6.05*	*$1.63*	*$1.66*	*$1.60*	*$1.52*	*$6.41*	*$1.41*	*$1.45*	*$1.47*	*$1.48*	*$5.81*	*$1.23*	*$1.24*	*$1.10*
Net Income	**$32,927**	**$29,297**	**$31,153**	**$36,755**	**$130,132**	**$37,520**	**$37,876**	**$34,661**	**$33,109**	**$143,166**	**$30,011**	**$29,362**	**$32,617**	**$32,055**	**$124,045**	**$25,757**	**$26,670**	**$22,511**
Income tax expense	18,043	15,906	17,220	19,563	70,732	20,373	20,756	18,820	17,750	77,699	15,990	15,201	17,343	16,927	65,461	14,059	14,557	12,287
Depreciation and amortization	45,205	47,169	52,155	48,937	193,466	49,317	49,832	52,322	53,602	205,073	53,803	54,237	57,198	59,515	224,753	58,384	60,021	61,711
Interest and debt expense	26,625	28,073	30,390	29,541	114,629	28,883	28,303	27,105	27,434	111,725	27,619	26,888	26,695	28,063	109,265	29,243	29,602	30,477
Write-off of deferred financing costs					-		2,578	-	1,422	4,000	1,170	3,729	173	120	5,192	-	-	895
EBITDA	**122,800**	**120,445**	**130,918**	**134,796**	**508,959**	**136,093**	**139,345**	**132,908**	**133,317**	**541,663**	**128,593**	**129,417**	**134,026**	**136,680**	**528,716**	**127,443**	**130,850**	**127,881**
Net (gain) loss on interest rate swaps	(2,972)	6,728	1,286	(2,573)	2,469	(3,152)	(5,268)	295	(822)	(8,947)	373	582	(545)	370	780	716	(364)	662
(Gain) on debt extinguishment	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Principal payments on finance leases	8,526	8,511	8,809	9,480	35,326	8,951	10,495	9,636	10,388	39,470	12,004	12,096	12,169	11,338	47,607	10,474	10,815	10,762
Adjusted EBITDA	**$128,354**	**$135,684**	**$141,013**	**$141,703**	**$546,754**	**$141,892**	**$144,572**	**$142,839**	**$142,883**	**$572,186**	**$140,970**	**$142,095**	**$145,650**	**$148,388**	**$577,103**	**$138,633**	**$141,301**	**$139,305**

39